Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2012, relating to the consolidated financial statements of Gevo, Inc. and subsidiaries, (which report expresses an unqualified opinion and includes explanatory paragraphs referring to Gevo, Inc.’s status as a development stage enterprise and the change in the method of accounting for preferred stock warrants), and the effectiveness of Gevo, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Gevo, Inc. for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

March 14, 2012